UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 67237 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**BUCKLEY & YOUNG, LLC**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**9 HIGHLAND ROAD**
(No. and Street)

| **Rye** | **NY** | **10580** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Timothy Young** **(646) 489-3256**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Lerner & Sipkin CPAs, LLP**
(Name – *if individual, state last, first, middle name*)

| **132 Nassau Street** | **New York** | **New York** | **10038** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

RECEIVED FEB 2 7 2015 SEC MAIL PROCESSING SECTION WASH., D.C. 201

displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **Timothy Young**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**BUCKLEY & YOUNG, LLC**, as

of **December 31**, 20 **14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA ACOCELLA BIANCHINI
NOTARY PUBLIC STATE OF NEW YORK
WESTCHESTER COUNTY
LIC. #01BI6255381
COMM. EXP. 2/6/16

Notary Public

Signature

**Managing Member**

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TABLE OF CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Buckley & Young, LLC
9 Highland Road
Rye, NY 10580

We have audited the accompanying statement of financial condition of Buckley & Young, LLC (the Company) as of **December 31, 2014** and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for year ended **December 31, 2014**. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buckley & Young, LLC as of **December 31, 2014** and the results of its operations and its cash flows for the year ended **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

The information contained in the Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of the Buckley & Young, LLC financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the Computation of Net Capital schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 12, 2015

## BUCKLEY & YOUNG, LLC

## STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

## DECEMBER 31, 2014

| ASSETS | | |
|---|---|---|
| Cash and cash equivalents | $ | 192,698 |
| Due from clearing broker | | 25,000 |
| Fixed assets less accumulated depreciation of $24,103 | | 25,426 |
| Commissions receivable | | 15,182 |
| Prepaid expenses and other assets | | 1,315 |
| TOTAL ASSETS | $ | 259,621 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Accounts payable and accrued expenses | $ | 28,349 |
| TOTAL LIABILITIES | | 28,349 |
| Commitments and contingent liabilities | | |
| Members' equity | | 231,272 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 259,621 |

**The accompanying notes are an integral part of these financial statements.**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

### Organization

Buckley & Young, LLC, a New York limited liability company (the "Company"), formed in 2005, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NYSE Amex Options Exchange.

### Nature of Business

The Company earns commissions by executing trades on behalf of other registered broker-dealers.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Commissions are deemed earned on execution of the trade and related income and expenses are recorded monthly on a trade date basis.

### Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

### Fixed Assets and Depreciation

The cost of computers, furniture and equipment is depreciated over the estimated useful lives of the related assets of 3-7 years on a straight line basis.

### Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 3 – FIXED ASSETS

Major classifications of Fixed Assets, as of December 31, 2014 are summarized as follows:

| | | |
|---|---|---|
| Computer Equipment | $ | 34,682.00 |
| Office Fixtures & Equipment | | 14,846.00 |
| | $ | 49,529.00 |
| Less: Accumulated Depreciation | | (24,103.00) |
| | $ | 25,426.00 |

## NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's Members' under a limited liability corporation.

## NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a member firm of the NYSE AMEX Options Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital, market making and aggregate indebtedness change daily. The Company had net capital of $199,555 at December 31, 2014 which exceeded the regulatory requirement of $5,000 by $194,555. The ratio of aggregate indebtedness to net capital was 0.1421 to 1 at December 31, 2014.